UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

02022090

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED
MAR 0 4 2002
316

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SEC FILE NUMBER
8- 52275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2001_____ AND ENDING _____12/31/2001_____
                                          MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Capital, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 606

(No. and Street)

| New York | NY | 10006 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Tucker                                  212-461-2282

(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

| 1185 Ave. of the Americas | New York | NY | 10036 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 2 6 2002
P THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*P*otential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid *OMB* control number



# OATH OR AFFIRMATION

I, Robert Granieri _____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jane Street Capital, LLC _____, as of

12/31 _____, 19 2001 , are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_Robert A Granieri_

_Managing Member_ Signature

Title

_Jessica Frost_

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

# JANE STREET CAPITAL, LLC



# GOLDSTEIN GOLUB KESSLER LLP

### Certified Public Accountants and Consultants


INTERNATIONAL

## INDEPENDENT AUDITOR'S REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (a wholly owned subsidiary of Henry Capital, LLC) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

**GOLDSTEIN GOLUB KESSLER LLP**

February 13, 2002

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggk.com

### December 31, 2001

**ASSETS**

| | |
|---|---:|
| Receivable from Brokers (Note 2) | $ 17,559,530 |
| Securities and Options Owned, at market value (Note 2) | 496,542,280 |
| Other Assets | 67,056 |
| **Total Assets** | **$514,168,866** |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---:|
| Liabilities: | |
| Payable to Member | $ 3,630,612 |
| Securities and options sold, not yet purchased, at market value (Note 2) | 492,026,318 |
| Accrued expenses and other liabilities | 454,812 |
| **Total liabilities** | **496,111,742** |
| Member's Equity | 18,057,124 |
| **Total Liabilities and Member's Equity** | **$514,168,866** |

**1. ORGANIZATION:** Jane Street Capital, LLC (the "Company"), a wholly owned subsidiary of Henry Capital, LLC, is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company is a member of the American Stock Exchange and the Midwest Stock Exchange. The Company's membership will terminate on or before August 31, 2029.

**2. SIGNIFICANT ACCOUNTING POLICIES:** The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Securities owned and securities sold, not yet purchased by the Company, are valued at their prevailing market prices. Where two substantially similar securities (i.e. convertible into each other with minimal transaction costs) are held, they are valued at the same price. All resulting unrealized gains and losses are reflected in Member's equity.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include domestic and foreign obligations arising from securities sold, not yet purchased (see Note 5).

The clearing and depository operations for the Company's securities transactions are provided by one broker. For financial statement purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2001, all of the securities owned and the amount due from broker reflected in the statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

No provision is made in the accompanying statement of financial condition for federal or state income taxes since such liabilities are the responsibility of the Member.

**3. RELATED PARTY TRANSASTIONS:** Payable to Member consists of a noninterest-bearing loan with no stated repayment date and is due on demand.

**4. REGULATORY REQUIREMENTS:** As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $10,760,746 which exceeded the requirement of $272,362 by $10,488,384.

**5. DERIVATIVE FINANCIAL INSTRUMENTS:** The Company's core trading positions involve securities traded in two different markets simultaneously. The security trading in one of these markets is generally a derivative of the security trading in the other market. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. The foreign securities have been converted into U.S. dollars at the rate reflected as of December 31, 2001.

**6. SUBSEQUENT EVENT:** Subsequent to December 31, 2001, the sole Member effected capital withdrawals of $2,000,000.



**JANE STREET CAPITAL, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2001**



# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants





**JANE STREET CAPITAL, LLC**

**INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL**

**DECEMBER 31, 2001**



# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Jane Street Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Jane Street Capital, LLC (the "Company") (a wholly owned subsidiary of Henry Capital, LLC) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggk.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Jane Street Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the American Stock Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**GOLDSTEIN GOLUB KESSLER LLP**

February 13, 2002